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                                                            Exhibit (a)(11)


AEP INDUSTRIES INC.


     Contact:  Joan Lange                              NEWS
     Manager - Corporate Communications
     (201) 807-2301

     FOR IMMEDIATE RELEASE:


                   AEP INDUSTRIES INC. ANNOUNCES FINAL RESULTS
                              OF SELF-TENDER OFFER


     South Hackensack, NJ, September 15, 1995 -- AEP Industries Inc. announced today the final results of its offer to purchase up to 1,083,000 shares of its common stock at $22.75 per share, net to the seller in cash, which offer expired at 12:00 Midnight, New York City time, on Friday, September 8, 1995. A total of 2,321,132 shares had been validly tendered and not withdrawn in response to the tender offer. The final proration faction is 46.6504%, taking into account shares tendered by qualified odd lot holders, whose shares are not subject to proration. The Company purchased 1,083,000 shares and will today commence mailing to stockholders checks in payment of the purchase price. Shares not purchased by the Company because of proration or otherwise will be returned to the tendering stockholder.

     Following the purchase, the Company had approximately 4,795,025 shares of common stock outstanding.

     Bear, Stearns & Co. Inc. is the dealer manager and The Chase Manhattan Bank, N.A. is the depositary for the offer. D.F. King & Co., Inc. serves as the information agent.

     AEP Industries manufactures and markets low density polyethylene plastic film products throughout the United States and in a limited number of foreign countries. Shares of the Company's common stock are traded on The Nasdaq Stock Market's National Market under the symbol "AEPI."

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